VIA EDGAR

June 27, 2018

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             RMG Networks Holding Corporation

Schedule 13E-3 filed by RMG Networks Holding Corporation, SCG Digital, LLC, SCG Digital Merger Sub, Inc., SCG Digital Financing, LLC, SCG Digital Holdings, LLC, White Knight Capital Management LLC, The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98, 2011 Sachs Family Trust, Gregory H. Sachs, and Sachs Capital Group LP

Filed May 10, 2018
File No. 005-86187

Preliminary Proxy Statement on Schedule 14A

Filed May 10, 2018
File No. 001-35534

Dear Mr. Duchovny:

On behalf of our client, RMG Networks Holding Corporation (the “Company”), set forth below are the responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 7, 2018 relating to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on May 10, 2018.  In connection with this letter responding to the Staff’s comments, the Company is filing with the Commission Amendment No. 1 to Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”) and an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s responses in plain text.  Terms used but not defined in this letter have the meanings set forth in the Amended Proxy Statement.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

Schedule 13E-3

1.                                      Disclosure in this filing and in the preliminary proxy statement indicates that adoption and approval of the merger agreement requires the affirmative vote of what is often referred to as a “majority of the minority.” However, the disclosure also indicates that “Parent and the Company may, if they choose, elect to waive” such voting requirement. Please revise the disclosure to include more information about the circumstances under which Parent and the Company expect to waive such requirement and the anticipated timing of such waiver. Please also explain from where this right to waive arises, as the merger agreement does not appear to address the possibility of a waiver.

Response:  The merger agreement (in Section 9.3) provides that any provision of the merger agreement may be waived if such waiver is in writing signed by each party against which it is to be effective. Given that the requirement to obtain the approval of a majority of the disinterested stockholders (the “disinterested stockholder approval”) is a condition to closing of both the Company and Parent, such a waiver would be required to be agreed to in writing by both such parties. Such a mutual decision to waive this voting requirement would occur in advance of the stockholder meeting and would be disclosed to stockholders prior to the stockholder meeting.

Neither the Company nor Parent has any current intention to waive this voting requirement. However, the Company’s largest stockholder, DRW Holdings, LLC and its affiliates (“DRW”), currently hold approximately 38% of the Company’s outstanding stock. If DRW were to enter into a rollover agreement with Parent, thereby becoming a “rollover investor” for the purposes of the disinterested stockholder approval, the Company and Parent could consider the possibility of waiving the condition to obtain the disinterested stockholder approval due to the potential difficulty of obtaining the affirmative vote of a majority of the Company’s stockholders other than the rollover investors and Parent and its affiliates in such circumstance. The special committee of the Company would only make a determination to waive this voting requirement, in the exercise of its fiduciary obligations, if it believed such determination was in the best interests of the unaffiliated stockholders.

Schedule 13E-3 Amendment No. 1 and the Amended Proxy Statement have been updated to clarify these circumstances.

2.                                      We note the disclosure regarding the potential for SCG Digital Holdings to enter into new rollover agreements with new rollover investors. Please advise us as to how any communications made in connection with such agreements have not constituted and would not constitute “solicitations” for purposes of Regulation 14A, and if such communications have constituted or would constitute solicitations, how the filing persons have complied with and will comply with Rule 14a-3.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

Response: SCG Digital Holdings, LLC has informed the Company that, as of the date of this letter, SCG Digital Holdings, LLC has had preliminary discussions with fewer than ten Company stockholders concerning whether such stockholders would become rollover investors.  SCG Digital Holdings, LLC has informed the Company that SCG Digital Holdings, LLC does not anticipate at this time that it will contact any additional Company stockholders; accordingly, it believes that it will fall within the Rule 14a-2(b)(2) exemption for “any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” If SCG Digital Holdings, LLC contacts, or determines it may contact more than ten Company stockholders in connection with rollover agreements, SCG Digital Holdings, LLC has informed the Company that it will comply with Rule 14a-3.

3.                                      It is inappropriate to disclaim that any Filing Person is an “affiliate” of the Company. Please revise.

Response: Schedule 13E-3 Amendment No. 1 has been updated in response to the Staff’s comment.

Item 7. Purposes, Alternatives, Reasons and Effects

4.                                      The cross-referenced sections of the proxy statement included in subpart (b) do not appear to address the disclosure required by Item 1013(b) of Regulation M-A. Please revise the underlying disclosure accordingly.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers about the Special Meeting and the Merger, page 14

5.                                      Please revise the disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. Refer to Item 1001 of Regulation M-A.

Response:   The Amended Proxy Statement has been updated in response to the Staff’s comment.

6.                                      We note the disclosure on page 17 that indicates that nominees other than broker nominees are able to cast broker non-votes. The same disclosure appears on page 68. Please advise us of the support on which the Company relied to conclude that non-broker nominees may remain eligible to submit broker non-votes, or otherwise revise to clarify that only a broker may submit a broker non-vote.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

Response:   The Amended Proxy Statement has been updated in response to the Staff’s comment.

Background of the Merger, page 20

7.                                      Please advise us as to why Mr. Sachs did not file an amendment to his Schedule 13D (filed June 2, 2015) in connection with the events of November 17, 2017, or the events of January 22, 2018.

Response:  Mr. Sachs has informed the Company that he did not file an amendment to his Schedule 13D because the events of November 17, 2017 and January 22, 2018 were merely exploratory and preliminary negotiations that could be terminated at any time.  In addition, Mr. Sach’s Schedule 13D filed on June 2, 2015 disclosed Mr. Sachs’ intent to “review [his] investment on a regular basis and, as a result thereof, [that he] may at any time or from time to time, either alone or as part of a group, (a) acquire additional securities of the [Company], through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the [Company] owned by [him] in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of [his] positions in the securities of the [Company], or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.”  Mr. Sachs has informed the Company that he did not view the exploratory and preliminary events of November 17, 2017 and January 22, 2018 as materially changing his view towards the securities of the Company; and he has since amended his Schedule 13D on April 6, 2018 to reflect the merger agreement and related transactions entered into with the Company.

8.                                      We note the references to the involvement of Carl Marks. Please advise us as to whether Carl Marks prepared any reports, opinions or appraisals materially related to the transaction. Refer to Item 1015 of Regulation M-A. Please also advise us as to what consideration you have given to disclosing fees paid to Carl Marks in connection with the transaction. Refer to Item 1011(c) of Regulation M-A.

Response:  Carl Marks did not prepare any “reports, opinions or appraisals” materially related to the transaction within the meaning of Item 1015 of Regulation M-A. Nevertheless, the Company has updated the  Amended Proxy Statement in response to the Staff’s comment to disclose the fees paid and potentially payable to Carl Marks in connection with the transaction.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 30

9.                                      We note disclosure that each of the special committee and the board of directors considered the Lake Street fairness opinion. Note that if any filing person has based

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board of directors adopted Lake Street’s analyses as their own. Alternatively, revise the disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response:   The Amended Proxy Statement has been updated in response to the Staff’s comment with regard to the special committee. The disclosure states in the section of the Amended Proxy entitled “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger—The Board of Directors of the Company” that the board of directors adopted the special committee’s analysis, conclusions and determination.

10.                               Please address how any filing person relying on the Lake Street opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to the non-rolling stockholders in the merger pursuant to the merger agreement, rather than fairness with respect to all security holders unaffiliated with the Company. In this respect, we note that all of your officers and directors are affiliates of the Company.

Response:  The special committee was aware that Lake Street’s opinion addressed fairness with respect to “Cashed-Out Stockholders” (or “non-rolling stockholders” which is the defined term used in the Proxy Statement and in this letter) which is defined to include Company stockholders other than Parent and its affiliates and rollover investors. The special committee understood that, as such, the fairness opinion addressed fairness with respect to both (1) all of the Company’s unaffiliated stockholders and (2) certain affiliates of the Company. To be fair to both of these groups, the transaction must be fair to each group individually. Furthermore, each non-rolling stockholder (including unaffiliated stockholders and affiliates) will receive the same dollar amount per share for their equity securities. In addition, none of the Company’s officers are expected to enter into new employment agreements with the Company and none of the Company’s officers or directors who are also Company stockholders will receive any consideration in addition to the per-share merger consideration in connection with the merger. Accordingly, the special committee was able to reach its fairness determination as to unaffiliated security holders, which was adopted by the board of directors, notwithstanding that the Lake Street opinion addressed fairness with respect to the broader group of non-rolling stockholders.

11.                               We note that the median implied equity value per shares calculated by Lake Street in the SOTP analysis with both 2017 and 2018 revenues and in the precedent transaction analysis is significantly above the merger price. We further note that these analyses constitute the majority of Lake Street’s analyses. Please address here what consideration the special committee and board gave to this fact in reaching

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

their fairness determination and whether the committee or board inquired of Lake Street as to these results.

Response:   The special committee and board considered Lake Street’s analysis which noted that the SOTP and precedent transaction analysis yielded a proposed transaction price that is at the low end of the implied ranges and discussed such findings with Lake Street. During Lake Street’s presentation of its analyses, the special committee and Lake Street discussed the SOTP analysis and Lake Street informed the special committee that, in its professional opinion, the companies in the SOTP and precedent transaction analysis were in general larger, growing and profitable. Furthermore, the special committee and board considered that the Company has seen declining revenue in each of the last two years, has lost money in each of the last five years and is projected to have continued losses until 2021. In addition, the special committee and board considered the significant risk associated with executing on the Company’s proposed business plan which could require significant additional capital. As a result of these factors, the special committee and board believed it likely that acquirers and investors would value the Company at the low end of the implied SOTP analysis and precedent transactions range, or a significant discount to the median, and would most likely weigh a discounted cash flow valuation analysis more heavily than the SOTP and precedent transaction analysis.

The Amended Proxy Statement has been updated to include this clarification in the section “Special Factors—Opinion of Lake Street Capital Markets, LLC.”

12.                               Related to the first comment in this letter, on page 33 the disclosure cites the majority-of-the-minority vote condition as a positive factor in the special committee’s determination of fairness, yet neither here nor in the list of countervailing factors does the disclosure cite the ability to waive the condition. Please advise.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

13.                               We note the disclosure on page 34 that states, “in any event, the special committee did not believe that such trading prices were indicative of the then-current fundamental value of the Company.” Please provide additional disclosure as to why the special committee took this view.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Purposes, Reasons and Plans of the Parent Parties, page 38

14.                               Please revise the first sentence of this section to remove doubt as to whether the Parent Parties are affiliates of the Parent.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Projected Financial Information, page 39

15.                               This section contains various references to “this proxy statement/prospectus.” Please revise to clarify that the proxy statement is not also a prospectus.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Opinion of Lake Street Capital Markets, LLC, page 41

16.                               We note the disclosure on page 42 that Lake Street reviewed a draft of the definitive merger agreement dated March 20, 2018, and the disclosure on page 43 that Lake Street “assumed that the executed documents for the merger...will be in all material respects identical to the draft merger documents reviewed by Lake Street.” We also note that the fairness opinion itself, included in the filing as Annex B, suggests that a more recent draft of the merger agreement was reviewed by Lake Street. Please clarify.

Response:  The reference on page 42 of the Proxy Statement to the March 20, 2018 draft of the definitive merger agreement was in error.  As described on page 1 of the fairness opinion letter (page B-1 of Annex B to the Amended Proxy Statement), Lake Street’s opinion was based on its review of an April 2, 2018 draft of the definitive merger agreement. The Amended Proxy Statement has been updated to clarify that Lake Street reviewed a final draft of the merger agreement dated April 2, 2018.

17.                               Please clarify why Tech Data Corporation is mentioned twice in the list of Selected Product Companies on page 45 and in the corresponding page on the presentation filed as an exhibit to the Schedule 13E-3. Also, revise to explain whether the inclusion of one company twice affected the analysis in any way.

Response:  Lake Street has informed the Company that Tech Data Corporation was inadvertently included twice in its Products-Technology Distributor analysis. According to Lake Street, this error increased the lower end of the implied share price range and median values for the SOTP analysis. The implied share price using the revised 2017 EV/Revenue multiple for the 25th percentile increased from $1.04 to $1.13; the implied median share price increased from $1.36 to $1.48; and there was no change to the 75th percentile implied share price.  The implied share price using the revised 2018 EV/Revenue multiple for the 25th percentile increased from $1.03 to $1.14; the implied median share price increased from $1.58 to $1.66; and there was no change to the 75th percentile implied share price.  Lake Street has advised the special committee that these changes do not change Lake Street’s opinion as to the fairness of the merger.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

The Amended Proxy Statement has been updated to include this explanation.

18.                               Please revise to disclose the data underlying the results described in the analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the values and estimates that resulted in each multiple on page 47 with respect to the SOTP analysis, (ii) the transaction data from each transaction in the precedent transaction analysis, and (iii) the data used in the discounted cash flow analysis. Also, with respect to the discounted cash flow analysis, revise your disclosure to show how Lake Street arrived at the reference ranges from the projected financial data.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

19.                               Refer to the discounted cash flow analysis. Please explain the basis for Lake Street’s use of (i) an enterprise value to revenue multiple of 0.75x, (ii) discount rates ranging from 22% to 24%, and (iii) terminal enterprise value to revenue multiples ranging from 0.6x to 0.9x.

Response:  Lake Street has informed the Company that it used a terminal EV/Revenue multiple of 0.75x which is a premium to the Company’s current trading multiple of 0.4x and is at the higher end of the precedent transaction EV/Revenue multiples, whose median to 75th percentile range were 0.6x-0.8x, respectively. The Company has been advised that, in Lake Street’s professional opinion, this terminal multiple reflects the Company’s improved operating metrics in management’s forecast, as well as the risk associated with executing on its proposed business plan. These risks include the fact that the Company introduced in Q4-2017 a new software platform, Korbyt, which is unproven; management is projecting the Company’s higher margin SaaS revenue driven by Korbyt will grow from approximately $120,000 in 2017 to $17.7 million by 2022; management is projected to have continued losses until 2021; and the projected EBITDA margin in 2023 of 4.9% is still below median comparable digital signage companies.

The Amended Proxy Statement has been updated with this explanation.

20.                               With respect to the SOTP analysis and the precedent transaction analysis, please explain how Lake Street considered the median results of those analyses in arriving at its fairness opinion, given that those results indicate a higher transaction price than the merger price.

Response:  Lake Street has informed the Company that it noted that the SOTP and precedent transaction analysis yielded a proposed transaction price that is at the low end of the implied ranges. The Company has been advised, and the special committee discussed with Lake Street during its consideration of Lake Street’s fairness opinion analysis, that in Lake Street’s professional opinion, the companies in the SOTP and

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

precedent transaction analysis were generally larger, growing and profitable. In contrast, the Company has seen declining revenue in each of the last two years, has lost money in each of the last five years and is projected to have continued losses until 2021. In addition, Lake Street considered the risk associated with executing on the Company’s proposed business plan which could require significant additional capital. As a result of these factors, Lake Street believes acquirers and investors would value the Company at the low end of the implied SOTP and precedent transactions range and a significant discount to the median. Lake Street advised the special committee that it believes that investors or acquirers would weigh a discounted cash flow valuation analysis more heavily than the SOTP and precedent transaction analysis.

The Amended Proxy Statement has been updated with this explanation.

Position of the Parent Parties as to the Fairness of the Merger, page 49

21.                               We note the second bullet point on page 50. Please disclose to what extent the Parent Parties also considered, in determining the fairness of the merger to unaffiliated security holders, the $1.47 closing price of the Company’s common stock on April 2, 2018.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

22.                               Also, tell us, with a view toward revised disclosure, whether the Parent Parties considered the ability of the parties to waive the majority-of-the-minority vote condition in making their fairness determination.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Interests of the Company’s Directors and Officers in the Merger, page 51

23.                               Please disclose the proceeds to be received by each director and officer as a result of the merger, whether from the sale of shares or payment for any options, warrants, rights or similar securities.

Response:  The third paragraph of the section “Interests of the Company’s Directors and Officers—Treatment of Company Stock Options” states that no named executive officer, other executive officer or director will receive compensation for their stock options because all stock options held by such individuals have an exercise price greater than the merger consideration of $1.27. No other warrants, rights or similar securities of the Company exist. The proceeds to be received by each director and officer from the sale of shares of Company common stock is a benefit shared on a pro rata basis with all other holders of Company common stock and, therefore, is not required to be disclosed pursuant to Schedule 14A, Item 5, Instruction to Paragraph (a). In addition, the Company does not believe such proceeds are required to be furnished by Item 1011(c) of Regulation M-A because they can be calculated based on information provided in the

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

section “Important Information About the Company—Security Ownership of Certain Beneficial Owners and Management.”

Certain Effects of the Merger, page 56

24.                               We note, in footnote 3 on page 58, the disclaimer of beneficial ownership “except to the extent of [Mr. Sachs’s] pecuniary interest therein (if any).” Similar disclosure appears in footnotes on pages 97 and 98. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Form of Proxy Card

25.                               Please revise the form of proxy to clearly identify it as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

Response:  The form of proxy in the Amended Proxy Statement has been updated in response to the Staff’s comment.

*                                         *                                         *                                         *

Daniel F. Duchovny

U.S. Securities and Exchange Commission

June 27, 2018

If you have any questions or require any additional information, please do not hesitate to contact me at (312) 701-8917 or at aahmad@mayerbrown.com.

Sincerely,

/s/ Ameer I. Ahmad

Ameer I. Ahmad, Esq.
Mayer Brown LLP

cc:                                Robert R. Robinson, Esq.

RMG Networks Holding Corporation

Neal Aizenstein, Esq.

DLA Piper LLP

Evan Stone, Esq.

Foley Gardere

Foley & Lardner LLP